May 23, 2008	Direct Phone Number: (212) 659-4986
Direct Fax Number: (212) 884-9540
david.zlotchew@haynesboone.com

Via Edgar and Federal Express

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clear Skies Solar, Inc.
Registration Statement on Form S-1
Filed March 27, 2008
(File No. 333-149931)
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Subsequent Exchange Act Reports
(File No. 0-53105)

Dear Ms. Long:

We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated April 23, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2008 (“Form S-1”) and the Company’s Annual Report on Form 10-KSB filed with the Commission on March 31, 2008 (“Form 10-KSB”).

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 and Amendment No. 1 to the Form 10-KSB. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 to the Form S-1 marked to show changes from the Form S-1 as initially filed.

Ms. Pamela A. Long
May 23, 2008

S-1

Calculation of Registration Fee Table

Comment No. 1:

The calculation of registration fee table indicates that the total number of shares being registered is 19,642,429, but the table in the selling stockholders section reflects only 19,642,410 shares are being offered for resale. Please reconcile the two tables.

Response:

The number of shares beneficially owned by New Energy Fund LP has been revised to correct a typographic error, and indicate in the selling stockholder table that New Energy Fund LP beneficially owns 1,420,142 shares (and not 1,420,122 shares). The registration fee table has been revised to change the number of shares of common stock registered from 18,310,028 shares to 18,310,029 shares to correct a typographical error, resulting in a total of 19,642,430 shares being registered, and to complete the reconciliation with the total number of shares shown in the selling stockholders table.

Business Overview, page 2

Comment No. 2:

Please update your disclosures throughout, as necessary. For example, we note your disclosure concerning a letter of intent in the first paragraph of this section. In addition, we note your disclosure concerning another letter of intent to acquire a business and assets in note 15 to your financial statements.

Response:

References to such letter of intent have been deleted throughout the Form S-1, including from the notes to the Company’s financial statements.

The Offering, page 2

Comment No. 3:

You state on page 3 that if all of the warrants and options to purchase shares of common stock included in this offering were exercised, you would receive $720,000 of gross proceeds, which you would use for working capital. The aggregate of proceeds described on the front page of the prospectus, however, is $766,201, which amount is also included in the use of proceeds section on page 16. Please reconcile the amount of gross proceeds that you expect to receive, and revise your disclosure.

Ms. Pamela A. Long
May 23, 2008

Response:

The Company has revised the disclosure on page 3 of the prospectus to reflect that the potential gross proceeds from the exercise of the warrants and options to purchase shares of common stock included in the offering is $766,201.

Risk Factors, page 4

Comment No. 4:

We note the statement “The risk factors described below are not the only ones that may affect us” and the phrase “known and unknown” in the first paragraph. Since Clear Skies must disclose all risks that it believes are material, please delete that language.

Response:

The statement “The risk factors described below are not the only ones that may affect us” and the phrase “known and unknown” in the introductory paragraph in the Risk Factors section have been deleted.

Comment No. 5:

We note that that Clear Skies had an accumulated deficit of $4,672,981 as of December 31, 2007. Please add a risk factor noting that Clear Skies has been losing money in recent periods.

Response:

A risk factor has been added as the second risk factor to disclose the Company’s losses in recent periods.

Comment No. 6:

Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•	The first risk factor states that Clear Skies has generated only limited revenues. Quantify the amount of revenues generated by Clear Skies during the periods presented in the financial statements.

•
The eighth risk factor states that the components used in Clear Skies’ solar power systems are purchased from a limited number of manufacturers. Clarify whether Clear Skies has agreements or contracts with manufacturers for the supply of components used in its solar power systems, and, if so, advise what consideration Clear Skies has given to filing the agreements or contracts as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. If the agreements or contracts may be terminated without cause by the manufacturers, disclose that fact.

Ms. Pamela A. Long
May 23, 2008

•
The twenty-fourth risk factor states that Clear Skies’ stock price may be volatile. State the high and low bid prices of Clear Skies’ common stock during the period that Clear Skies’ common stock has traded on the OTCBB.

•
The twenty-eighth risk factor states that offers or availability for sale of a substantial number of shares of Clear Skies’ common stock may cause the price of the common stock to decline, Quantify the total number of outstanding shares of common stock that stockholders could sell in the public market.

Response:

The first risk factor has been revised to set forth the Company’s revenues for 2006 and 2007.

The ninth (formerly the eighth) risk factor has been revised to clarify that the Company orders components pursuant to purchase orders and does not currently have supply agreements with manufacturers.

The twenty-third (formerly the twenty-fourth) risk factor has been revised to state the high and the low bid prices of the Company’s common stock since active trading began on the OTCBB on January 8, 2007.

The twenty-seventh (formerly the twenty-eighth) risk factor has been revised to quantify the total number of outstanding shares of common stock that could be sold in the public market.

If we fail to maintain an effective system of internal controls over financial reporting…. page 5

Comment No. 7:

We assume that the phrase “In connection with the preparation of this Form 10-KSB” is inadvertent since this is a registration statement Similarly, we assume that the phrase “throughout this Report” in the first paragraph on page 17 is inadvertent. Please revise.

Response:

All such references have been revised to refer to the Form S-1 or the prospectus which forms a part of the Form S-1.

Ms. Pamela A. Long
May 23, 2008

Comment No. 8:

This risk factor appears to discuss the same risk as the eighteenth risk factor “If we fail to establish and maintain an effective system of internal control...” Consider combining the two risk factors.

Response:

The disclosures in the referenced risk factors have been combined as the sixth risk factor.

We face intense competition…. page 7

Comment No. 9:

Explain the meaning of “HVAC.”

Response:

Disclosure in the tenth risk factor has been revised to replace “HVAC” with “heating, ventilating and air conditioning.”

Technological changes in the solar power industry…. page 8

Comment No. 10:

This risk factor appears to discuss the same risk as the twelfth risk factor “We have experienced technological changes...” Consider combining the two risk factors.

Response:

The Company has combined the disclosure from the two referenced risk factors in the eleventh risk factor.

Our common stock may be deemed…. page 14

Comment No. 11:

Since Clear Skies is a penny stock issuer, revise to state clearly that fact. Language such as “may be deemed” a penny stock issuer is unacceptable if Clear Skies is a penny stock issuer.

Ms. Pamela A. Long
May 23, 2008

Response:

The twenty-sixth risk factor has been revised to state that the Company’s common stock is currently subject to the “penny stock” rules adopted under Section 15(g) of the Securities Act of 1934, as amended.

Cautionary Statements Regarding Forward-Looking Statements, page 15

Comment No.12:

Clear Skies is ineligible to rely on the safe harbor for forward-looking statements because Clear Skies is a penny stock issuer. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act. Alternatively, explain that Clear Skies is ineligible to rely on tile acts’ safe harbor provisions because it is a penny stock issuer.

Response:

The references to the Securities Act and the Exchange Act under “Cautionary Statement Regarding Forward-Looking Statements” on page 16 have been deleted.

Comment No.13:

We note the statement “We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this prospectus.” Amend this language to remove the implication that Clear Skies is disclaiming responsibility for information that it has chosen to include in the prospectus.

Response:

The language “We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this prospectus” has been deleted from the second paragraph under “Cautionary Statement Regarding Forward-Looking Statements.”

Ms. Pamela A. Long
May 23, 2008

Management’s Discussion and Analysis of Financial Position and Plan of Operation, page 17

Comment No. 14:

Clear Skies states on page 18 states that it expects its immediate capital expenditures will be related to completing the beta tests and initial launch of XTRAX. Quantify the amount of capital expenditures that Clear Skies expects will be required to complete the beta tests and initial launch of XTRAX. Also indicate the anticipated schedule for XTRAX’s initial launch.

Response:

The disclosure has been revised to quantify the amount of capital expenditures and indicate the anticipated launch of XTRAX in the last paragraph under “Overview” in Management’s Discussion and Analysis of Financial Position and Plan of Operation on page 18.

Business. page 24

Comment No.15:

Disclose the methods used for distribution of Clear Skies’ solar power systems. See Item 101(h)(4)(ii) of Regulation S-K.

Response:

The disclosure under “Customers” on page 27 has been revised to disclose the Company’s distribution methods and to add details regarding the Company’s customer base.

Comment No.16:

Disclose the sources and availability of components used in Clear Skies’ solar power systems and the names of Clear Skies’ principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:

The disclosure under “Suppliers” on page 27 has been added to disclose the sources and availability of components used in the Company’s solar power systems and the names of its principal suppliers.

Comment No.17:

Disclose whether Clear Skies is dependent on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure in the financial statements’ note 11 that one customer accounted for 75% of revenues recognized during 2007 and two customers accounted for 49% of revenues billed during 2006.

Ms. Pamela A. Long
May 23, 2008

Response:

The disclosure under “Customers” on page 27 has been revised to describe the Company’s dependence on relatively few customers.

Comment No.18:

Disclose the effect of existing or probable governmental regulations on Clear Skies’ business. See Item 101(h)(4)(ix) of Regulation S-K. We note the disclosure in the fourteenth risk factor.

Response:

Disclosure has been added regarding the effect of existing or probable governmental regulations on the Company’s business under the caption “Regulatory” on page 31.

Comment No.19:

Disclose the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of the activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Response:

The disclosure under “Research and Development” on page 27 has been revised to disclose the amounts spent on research and development for 2006 and 2007 and that none of such amounts were borne directly by the Company’s customers.

Comment No.20:

Disclose the costs and effects of compliance with environmental laws on the federal, state, and local levels. See Item 10l(h)(4)(xi) of Regulation S-K. We note the disclosure in the fourteenth risk factor.

Response:

The Company has not incurred any costs from compliance with environment laws. References to environment risks in the fourteenth risk factor have been deleted.

Comment No.21:

We note your reference to “strategic allies” at the top of page 26. Please revise to identify these allies and describe your relationship with these parties.

Ms. Pamela A. Long
May 23, 2008

Response:

The reference to “strategic allies” has been deleted.

Photovoltaic Product and Service Line, page 26

Comment No.22:

We note your disclosure on page 26 concerning your markets. Please quantify and state what percentage of your business each market comprises. We note your disclosure on page 20 that you are shifting in focus from residential sales to commercial projects. Please revise to identify more clearly your commercial and residential markets.

Response:

Disclosure on page 27 under “Commercial Solar Installations” and “Residential Solar Installations” has been revised to quantify the percentage of revenues derived by the Company from its activities in each of the commercial and residential markets. The disclosure has also been revised to clarify the shift in the Company’s business focus from the single-family residential market to the commercial and industrial markets, and from subcontractor to general contractor.

Greater Distances, page 28

Comment No.23:

Clear Skies states that it is developing MAXTRAX, a remote monitoring product that uses radio and satellite uplinks. For MAXTRAX and any other product where there has been a public announcement or if Clear Skies otherwise has made public information about a product’s development or enhancement that would require the investment of a significant amount of its assets or that otherwise is material, provide a description of the status of the product’s development or enhancement. For example, indicate whether the product’s development or enhancement is in the planning stage, whether prototypes exists, the degree to which design has progressed, and whether further engineering is necessary. See Item 101(h)(4)(iii) of Regulation S-K.

Response:

Disclosure under “Greater Distances” on page 29 has been revised to clarify that the Company’s MAXTRAX product is in the planning stage.

Ms. Pamela A. Long
May 23, 2008

Competitive Factors, page 28

Comment No.24:

Disclose Clear Skies’ competitive position in the solar power industry and methods of competition in the industry. We note that Clear Skies distinguishes monitoring and installation fields. See Item 101(h)(4)(iv) of Regulation S-K.

Response:

Disclosure has been added under “Competitive Factors” to disclose the Company’s competitive position and methods of competition in the solar power industry.

Intellectual Property, page 29

Comment No.25:

Please revise to explain what you mean by proprietary technologies and systems.

Response:

The phrase “proprietary technologies and systems” has been deleted from the disclosure under “Intellectual Property” on page 32.

Property, page 29

Comment No.26:

Clear Skies states that it also rents storage space from United Store on a monthly basis. Disclose the monthly rent for the storage space.

Response:

The disclosure under “Property” on page 33 has been revised to state the monthly rent for such storage space.

2007 Equity Incentive Plan page 36

Comment No.27:

Disclose the plan’s term or duration.

Ms. Pamela A. Long
May 23, 2008

Response:

The description of the Company’s 2007 Equity Incentive Plan has been revised on page 40 to disclose the Plan’s term.

Certain Relationships and Related Party Transactions, page 38

Comment No.28:

Disclosure indicates that Clear Skies Group, Inc. acquired control of Clear Skies Holdings, Inc., formerly BIP Oil, Inc., a reporting shell company, in a reverse merger transaction on December 20, 2007. For promoters for any person who acquired control or is part of a group that acquired control of an issuer that is a shell company, Item 404(c) of Regulation S-B requires disclosure regarding the promoters’ identity and the company’s transactions with those promoters, including the nature and amount of anything of value received by each promoter from the company and the nature and amount of any consideration received by the company and additional information regarding any assets acquired by the company from a promoter. Please revise. For additional guidance on the disclosure requirements relating to promoters and control persons, refer to Release No. 33-8732A.

Response:

The Company has added disclosure, under “Certain Relationships and Related Transactions” on page 42 of the prospectus, regarding Bobby Stanley and Ike Lewis. The disclosure includes the consideration Messrs. Stanley and Lewis paid for their shares in January 2007 and the consideration they received upon the cancellation of their shares in December 2007.

The Company notes that, other than Messrs. Stanley and Lewis, it has not had any holders of 10% or more of any class of its outstanding securities, and that no person or group acquired control of the Company.

Selling Stockholders, page 41

Comment No.29:

Footnote (2) to the table includes 200,280 shares of common stock issuable upon exercise of warrants. It is unclear how footnote (2) relates to a selling stockholder such as Marika Tonay who is the beneficial owner of less than 200,280 shares of common stock. Please revise.

Response:

The selling stockholders table and footnotes thereto on pages 45 through 49 have been revised to accurately indicate the number of warrants held by each of the selling stockholders.

Ms. Pamela A. Long
May 23, 2008

Comment No.30:

For shares of common stock issuable upon exercise of warrants, state the warrants’ term or expiration date.

Response:

The footnotes to the selling stockholders table on page 48 have been revised to indicate the term of the warrants held by the selling stockholders.

Comment No.31:

For a legal entity such as Lichtenstein Landesbank that is a beneficial owner, identify the natural person or persons exercising the sole or shared voting and dispositive powers over the securities owned by the beneficial owner.

Response:

The footnotes to the selling stockholders table on pages 48 and 49 have been revised to disclose the person or persons having voting and dispositive power over the securities owned by each selling stockholder.

Comment No.32:

If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Clear Skies must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Response:

Westminster Securities Corporation and WFG Investments, Inc. are each a broker-dealer and acquired their respective securities as compensation for underwriting activities.

Comment No.33:

For a selling stockholder that is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased in the ordinary course of business the securities to be resold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

Ms. Pamela A. Long
May 23, 2008

If Clear Skies is unable to make the representations noted above in the prospectus, Clear Skies must state in the prospectus that the selling securityholder is an underwriter. Language such as “may be deemed” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

Response:

For each selling stockholder that is a broker-dealer’s affiliate, the Company has added disclosure on page 49 that such person acquired in the ordinary course of business the securities to be resold and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of such acquisition.

Comment No.34:

Describe briefly any continuing relationship of Clear Skies with each selling stockholder.

Response:

A description of each of the Company’s continuing relationships with any selling stockholder has been added on page 50.

Comment No.35:

As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders.

Response:

There are no financing agreements between the Company and any of the selling stockholders.

Comment No.36:

State that Clear Skies will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Response:

A statement that the Company will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities has been included on page 50 of the prospectus.

Ms. Pamela A. Long
May 23, 2008

Lock-up Agreements, page 47

Comment No.37:

Describe briefly the factors that the placement agent would consider in determining whether to consent to the sale of shares before the lock-up period’s expiration.

Response:

The Company has added disclosure under “Lock-up Agreements” on page 53 of the prospectus, regarding the placement agent’s discretion and certain potential criteria that the placement agent might weigh in determining whether to consent to a transfer that is subject to the lock-up.

Legal Matters, page 52

Comment No.38:

Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response:

The address of the Company’s counsel has been added to the disclosure under “Legal Matters” on page 58.

Note 3. Summary of significant accounting policies, page F-8

Accounts Receivable and Allowance for Doubtful Accounts, page F-8

Comment No.39:

You state that accounts receivable consist of trade receivables and amounts due from state agencies for rebates on state-approved solar systems installed, and when you sell systems with a rebate component, the savings is passed directly to the customer and you take ownership of the rebate receivable from the applicable state agency. Please revise your disclosure to quantify the amount of the rebates for the periods presented.

Response:

Accounts Receivable and Allowance for Doubtful Accounts in footnote 3 on page F-8 has been revised to state the amount of rebates included in accounts receivable in 2006 and 2007.

Ms. Pamela A. Long
May 23, 2008

Note 10. Stock Options and Warrants, page F-14

Comment No.40:

We note from page F-15 that you have agreed to issue options and warrants to public and investor relations consultants which could result in the issuance of up to 800,000 shares of common stock and a total of common stock with a value of $4,500 per month under a one year contract with one of the consultants. For the three months in which the contract was in effect in 2007, you were required to issue a total of 27,000 shares of common stock to this consultant. We assume that the foregoing is reflected in the line item “Obligation to issue options and warrants” in your balance sheet. If so, please provide a breakdown or calculation of, or an explanation for, the amount recorded of $327,650 at December 31, 2007. Please tell us if any portion of the $327,650 liability is also included in the $960,507 prepaid asset balance. Please be advised it would appear inappropriate to recognize mutually unexecuted contracts in your financial statements.

Response:

The Company inadvertently recorded $13,500, representing 27,000 shares of the Company’s common stock issued to a consultant in 2007 valued at $0.50 per share, as an accrued liability instead of in “Obligation to issue options and warrants.” The Company does not believe this amount to be material. The $327,650 recorded for “Obligation to issue options and warrants” at December 31, 2007 is comprised of:

•	$300,000, representing 200,000 shares of common stock valued at $1.50 per share that the Company issued to a public relations firm; and

•	$27,850, representing the Black-Scholes value of an option that the Company issued to an investor relations firm for consulting services.

The Company did not include any mutually unexecuted contract in its financial statements. Of the $327,650 liability on the Company’s balance sheet, $314,863 is also included in Prepaid expenses relating to the Company’s agreements with the public relations and investor relations firms referred to above.

We note that the Company has changed the title of the line item from “Obligation to issue options and warrants” to “Obligation to issue stock.”

Ms. Pamela A. Long
May 23, 2008

Note 15. Subsequent Event, page F-I 7

Comment No.41:

You state that you entered into a non-binding letter of intent to acquire the business and assets of a company specializing in developing unique products for the solar energy industry in February 2008. Please note the financial statement requirements of Rule 8-04 of Regulation S-X, if and when applicable. Revise your disclosure in the Form S-1 to state whether this is a probable acquisition and to discuss in MD&A how the acquisition would impact your business and whether a material impact on operating results/liquidity is expected. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

The Subsequent Event footnote on page F-17 of the notes to the Company’s financial statements has been deleted as it was included inadvertently. Such event has no effect on the Company’s financial statements.

Undertakings, page II-6

Comment No.42:

The undertakings required by Item 512(a)(6) of Regulation S-K are inapplicable because this is not a primary offering. Please revise.

Response:

Item 17 - Undertakings has been revised to delete the undertakings required in primary offerings by Item 512(a)(6) of Regulation S-K.

Exhibit Index, page II-9

Comment No.43:

We note that Clear Skies intends to file by amendment the legal opinion as exhibit 5.1. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

Response:

The Company notes the Staff’s comment and plans to file the legal opinion constituting Exhibit 5.1 to the Form S-1 a reasonable amount of time prior to requesting acceleration of the Form S-1’s effectiveness.

Ms. Pamela A. Long
May 23, 2008

Exhibits

Comment No.44:

The financial statements’ note 6 indicates that Clear Skies has entered into agreements with firms to provide it public relations and investor relations advice and services over periods from one to three years. Advise what consideration Clear Skies has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:

The Company has considered whether the various agreements with its providers of public relations and investor relations advice and services constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. The Company has added the following as additional material contracts exhibits to the Form S-1:

•	Letter Agreement, dated October 7, 2007, between Clear Skies Group, Inc. and Avalanche Strategic Communications; and

•	Client Service Agreement, dated as of October 10, 2007, between Clear Skies Group, Inc. and PR Financial Marketing, LLC.

10-KSB

General

Comment No.45:

Please address the comments for the Form S-1 in future periodic filings to the extent that the comments are applicable.

Response:

The Staff’s comments with respect to the Form S-1 will be addressed in the Company’s future periodic filings to the extent applicable.

Facing Page

Comment No.46:

The facing page indicates that Clear Skies’ Commission file number is 001-32288. Since our EDGAR system’s records reflect that Clear Skies’ Commission file number is 0-53105, please revise or advise.

Ms. Pamela A. Long
May 23, 2008

Response:

The file number has been corrected to read 000-53105.

Certain Risks and Uncertainties, page 12

Comment No.47:

Clear Skies is ineligible to rely on the safe harbor for forward-looking statements because Clear Skies is a penny stock issuer. See section 27A(b)(1)(C) of the Securities Act and section 21 E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act. Alternatively, explain that Clear Skies is ineligible to rely on the acts’ safe harbor provisions because it is a penny stock issuer.

Response:

The references to the Securities Act and the Exchange Act under “Certain Risks and Uncertainties” on page 13 have been deleted.

Evaluation of Disclosure Controls and Procedures, page 22

Comment No.48:

Disclosure that the annual report does not include a report of management’s assessment regarding internal control over financial reporting appears inconsistent with disclosure under controls and procedures on page 23 that management’s report was not subject to attestation by Clear Skies’ independent public accountants. Confirm that Clear Skies did not include a report of management’s assessment regarding internal control over financial reporting as permitted by Item 308T of Regulation S-B. See instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-B.

Response:

The Company has renumbered Item 8A as Item 8A(T) and has deleted former Item 8A(T) in its entirety.

As disclosed on page 23 of the Company’s 10-KSB, because the Company had neither been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year, nor had previously filed such an annual report, the Company is not required to provide either a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm.

Ms. Pamela A. Long
May 23, 2008

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4986.

Very truly yours,

/s/ David M. Zlotchew

David M. Zlotchew